Sanofi Pasteur Partners with KaloBios on

Novel Biologic for the Prevention and

Treatment of Pseudomonas aeruginosa

Infections

– The Antibody Fragment Could Prevent and Treat Pneumonia

in High-Risk Patients –

Lyon, France – January 11, 2010 – Sanofi Pasteur, the vaccines division of the sanofi-aventis Group (EURONEXT : SAN and NYSE : SNY), announced today an agreement with KaloBios Pharmaceuticals, a U.S.-based, privately held biotech company, for the development of a Humaneered™ antibody fragment to both treat and prevent Pseudomonas aeruginosa (Pa) infections. Most serious Pa infections occur in hospitalized and critically or chronically ill patients—primarily affecting the respiratory system in susceptible individuals—and are a serious clinical problem due to their resistance to antibiotics.

Under the terms of the agreement, Sanofi Pasteur acquires worldwide rights to KaloBios’ technology for all disease indications related to Pa infections except cystic fibrosis and bronchiectasis, which Sanofi Pasteur has the option to obtain at a later date. KaloBios has already completed phase I clinical trials—one in healthy volunteers and one in cystic fibrosis patients—and a small proof of concept phase II clinical trial in mechanically ventilated patients.

“KaloBios has shown convincing safety data in phase I studies and a trend toward efficacy in a phase II study of ventilator-associated pneumonia,” declared Wayne Pisano, President and CEO of Sanofi Pasteur. “Hospital-acquired Pa infections are associated with very high levels of morbidity, mortality and costs and treating them represents a significant, unmet medical need. Despite modern antibiotic therapy, treatment failures, relapses and deaths are common,” said Pisano.

The two primary target indications for the antibody are prevention of Pa associated pneumonia in mechanically ventilated patients in hospitals as well as prevention of relapses and potential improvement of treatment outcomes in patients with an ongoing Pa infection. Additional indications—both prophylactic and therapeutic—can be considered later in the lifecycle of the product.

This is the third announcement from Sanofi Pasteur in the last month on product development for nosocomial infections. On December 16 the vaccine manufacturer announced an agreement with Syntiron for the development, manufacture, and commercialization of a vaccine to prevent Staphylococcus infections, and on December 15 the company announced that its phase II vaccine trial to prevent Clostridium difficile—one of the most common causes of hospital-acquired infection in Europe and the United States—has expanded into the United States from the United Kingdom.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations

Pascal Barollier	Susan Watkins
T. +33-(0)4-37-37-50-38	T. +1-570-957-2563
pascal.barollier@sanofipasteur.com	susan.watkins@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us